THE VERMONT TEDDY BEAR CO., INC.

Code of Ethics for Officers and Senior Managers

In keeping with legal requirements and sound business practices, The Vermont Teddy Bear Co., Inc. (the "Company") has adopted this Code of Ethics to promote (i) honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable disclosure in financial and business reports; and (iii) compliance with applicable government rules and regulations.

The Company expects its Officers and Senior Managers to maintain among themselves, and foster throughout the Company, a sense of responsibility for personal and professional conduct and for the success and well-being of the Company as a whole, including all of the Company's constituents and constituencies such as officers, managers, employees, customers, shareholders, and the investment community.

This Code of Ethics is intended to comply with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002.

I. Honest and Ethical Conduct

The Company's Officers and Senior Managers are expected to exhibit and promote the highest standards of honest and ethical conduct. At a minimum, the Company's Officers and Senior Managers shall:

A. Establish policies and procedures to encourage and reward professional integrity at all levels of the Company and eliminate barriers to responsible behavior, such as coercion, fear of reprisal, or alienation.

    Act with honesty and integrity, avoiding the appearance or occurrence of conflicts between what is in the best interest of the Company and what could result in personal or professional gain for the Officer or Senior Manager or a particular constituent or constituency of the Company, including one or more officers, managers, shareholders, directors, or employees.

C. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or compromising independent judgment.

D. Provide a mechanism for members of the Company to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior and, in particular, this Code of Ethics.

    Demonstrate their personal support for honest and ethical conduct by reinforcing these standards throughout the Company.

F. Respect the confidentiality of information acquired through their position with the Company, and not use such information for personal advantage or for the advantage of one or more constituents or constituencies of the Company.
    Proactively promote honest and ethical conduct within the Company and in the Company's interaction with shareholders, the investment community, regulatory authorities and other parties.

II. Financial Records and Periodic Reports

The Company's Officers and Senior Managers shall establish and manage transaction and reporting procedures to ensure that the Company's financial disclosure is full, fair, accurate, timely and understandable. At a minimum, the transaction and reporting procedures must achieve the following objectives:

    The Company's records and reports must be accurate, complete, objective, timely and understandable.

    Transactions must be properly authorized and completely and accurately recorded on the Company's books and records in accordance with generally accepted accounting principles ("GAAP") and established Company financial policy.

    The retention or proper disposal of Company records must be in accordance with the Company's policies and applicable legal and regulatory requirements.

    Periodic financial communications and reports must be delivered in a manner that facilitates the highest degree of clarity and meaning so that readers and users will quickly and accurately determine their significance.

III. Compliance with Applicable Laws, Rules and Regulations

The Company's Officers and Senior Managers will establish and maintain systems to ensure that the Company complies with applicable government rules and regulations. At a minimum, these systems must create and perpetuate mechanisms for the Company's Officers and Senior Managers to:

    Educate members of the Company about any federal, state or local statutes, regulations or administrative procedures that affect the operation of the Company.
    Monitor the compliance of the Company with any applicable federal, state or local statute, regulation or administrative rule.
    Identify, report and correct in a swift and certain manner, any detected deviations from any applicable federal, state or local statute or regulation.
    The retention or proper disposal of Company records must be in accordance with the Company's policies and applicable legal and regulatory requirements

    IV. Enforcement of the Code of Ethics

    The Company's Audit Committee is responsible for enforcing this Code of Ethics. The Audit Committee may establish policies, practices and guidelines to implement the Code of Ethics, within the following framework:

    A. Each Officer and Senior Manager of the Company shall be required to review, acknowledge and comply with this Code of Ethics at all times and in all respects during their employment with the Company. Suspected violations of the Code of Ethics shall be reported to and investigated by the Audit Committee. Substantiated violations will result in discipline or discharge of involved individuals, or other appropriate action, in accordance with Company policies.

    B. The Audit Committee may commence an investigation at its own initiative or as the result of a report to the Audit Committee. After investigation and consultation with the Chair of the Board of Directors (or with the Chief Executive Officer, if the investigation concerns conduct of one or more members of the Board of Directors), the Audit Committee shall determine whether disciplinary or other action is warranted.

    C. The Company's Officers and Senior Managers are expected to be honest, but honesty is not necessarily a mitigating factor. The Officers' or Senior Managers' own statements may be used against them. Officers and Senior Managers must provide a factual statements and cooperate in the Audit Committee's investigation process, and failure to do so may be cause for disciplinary action or discharge.

    D. An Officer or Senior Manager of the Company or any other party may report a violation of the Code of Ethics to the Audit Committee. Reports may be made in person, by telephone, or in writing (including email) to one or more members of the Audit Committee. The Audit Committee may elect to treat a report as confidential, in its discretion. If confidentiality is requested by the reporting party, the Audit Committee and/or the Board of Directors will endeavor to keep a report confidential to the greatest extent practicable except as required by law except to the extent limited disclosure is necessary to conduct an investigation.

    An Officer or Senior Manager of the Company who is aware of a violation of the Code of Ethics by another Officer or Senior Manager of the Company and chooses to remain silent rather than report the violation to the Company may be subject to disciplinary action or discharge. An Officer or Senior Manager who reports a violation of the Code of Ethics by another Officer or Senior Manager will not be subject to disciplinary action for having chosen to remain silent previously.
    One or more members of the Audit Committee may approach an Officer or Senior Manager to discuss concerns of the Audit Committee or of one or more members of the Audit Committee. An Officer or Senior Manager thus approached is expected to be forthright and cooperative with the Audit Committee's efforts to enforce this Code of Ethics, and failure to do so may result in disciplinary or other action.